03000122

RECD S.E.C.
FEB 1 2 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Mitsui Kinzoku Kogyo Kabushiki Kaisha
(Names of Subject Company)

Mitsui Mining & Smelting Co., Ltd.
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsui Mining & Smelting Co., Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

PROCESSED
FEB 1 3 2003
THOMSON
FINANCIAL

N/A
(CUSIP Number of Class of Securities (if applicable))

Mitsui Mining & Smelting Co. (U.S.A.), Inc.
461 Fifth Avenue
New York, N.Y. 10017-6256
Tel: 212-679-9300
Fax: 212-679-9303
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	Notice of Convocation of an Extraordinary General Meeting of the Shareholders of Ohi Seisakusho Co., Ltd., dated February 10, 2003, Regarding Proposed Stock Exchange Transaction with Mitsui Mining & Smelting Co., Ltd.

(b) Not applicable.

Item 2. *Informational Legends*

The required legends are included on the first page of the notice filed as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

(1) Mitsui Mining & Smelting Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

(2) Not applicable.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsui Mining & Smelting Co., Ltd.

By: /s/ Hiroshi Makihara
Name: Hiroshi Makihara
Title: Vice President

Date: February 11, 2003

EXHIBIT 1

三井金属鉱業株式会社と株式会社大井製作所の株式交換について——

この株主総会招集通知において言及されているビジネス提携(「本件取引」)は、日本会社の株式にかかるものです。本件取引においては、米国の情報開示義務と異なる日本の情報開示義務に従うことが要求されています。この株主総会招集通知に財務情報が含まれている場合には、かかる財務情報は米国会社の財務情報とは比較が可能でない日本の会計基準に基づいて作成されています。

証券の発行会社の所在地が日本にあり、その役員および取締役の一部または全員が日本に在住している可能性があるため、米国連邦証券法に基づいた権利及び請求を行使することが困難である場合があります。また、米国証券法上の違反を日本の裁判所において、日本の会社またはその役員もしくは取締役に対して提訴することが可能でない場合もあります。さらに、日本の会社およびその関連会社に対し、米国裁判所の判決を執行することは困難である場合もあります。

With respect to the share exchange between Mitsui Mining and Smelting Co., Ltd. and Ohi Seisakusho Co., Ltd. ———

The business combination (the "Transaction") referred to in this convocation notice for a meeting of the shareholders of Ohi Seisakusho Co., Ltd. involves shares of common stock of a Japanese company. The Transaction is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this convocation notice, if any, has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment.

(Translation)

February 10, 2003

Masaru Naramura
President and Director
Ohi Seisakusho Co., Ltd.
14-7, Maruyama 1-chome
Isogo-ku, Yokohama-shi

TO OUR SHAREHOLDERS:

NOTICE OF CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be informed that an extraordinary general meeting of shareholders of Ohi Seisakusho Co., Ltd. (the ''Company'') will be held as set forth below. We would appreciate your presence at the meeting.

Should you be unable to attend the meeting, please return the enclosed voting ballot by indicating your assent or dissent for the items of agenda and affixing your seal thereon, after reviewing the reference materials attached hereto.

1. Date and time: 10:00 a.m., February 25, 2003 (Tuesday)

2. Place: *Ume-no-ma*, Yokohama Prince Hotel, 3F
   13-1, Isogo 3-chome
   Isogo-ku, Yokohama-shi

3. Objects of the meeting:

   Matters to be resolved:

Item No. 1 on the Agenda:

Approval of the Stock Exchange Agreement with Mitsui Mining and Smelting Co., Ltd.

Item No. 2 on the Agenda:

Partial amendments to the Articles of Incorporation.

The substance of these agenda is as set forth in the ''Reference Documents Concerning Solicitation of Exercise of Voting Rights'' (pp. 2 through 30) attached hereto.

Attendees to the meeting are requested to submit the enclosed voting ballot to the reception upon arrival.

Reference Materials for Exercise of Voting Rights

1. Number of voting rights held by all shareholders: 14,675

2. Agenda of the meeting and reference matters:

Item No. 1 on the Agenda:
Approval of the Stock Exchange Agreement with Mitsui Mining and Smelting Co., Ltd.

(1) Reason for the proposal of stock exchange (*Kabushiki Kokan*; hereinafter ''Stock Exchange''):

As a manufacturer of automotive mechanical parts, such as door latches, window regulators and sun roofs, the Company has in recent years been catering to automakers' needs through consistent development and sale of door module/power sliding doors and other module system products.

On the other hand, Mitsui Mining and Smelting Co., Ltd. (''Mitsui Mining'') has automotive device products as one of the core lines of its extensive business portfolio, and has been venturing into the global market with a focus on the door latch business.

In view of the recent business climate of the automotive parts industry, there is an increased pressure from automakers for extensive price reductions, reduced restrictions on parts procurement and a global product supply. In terms of technology, implementation of mechatronics and other advanced technology is called for with the evolution in the module system business.

Under such circumstances, it is necessary, for the continuous future growth of the Company, to further reinforce our competitiveness through a quick and efficient business expansion by integrating the operations of the Company and Mitsui Mining. With this objective in mind, we have decided that it is in the best interest of the Company to become a wholly-owned subsidiary of Mitsui Mining, and have agreed with them to undertake the Stock Exchange between the two companies. Specifically, we executed a stock exchange agreement on December 25, 2002, which provides for the Stock Exchange effective as of April 1, 2003 where the ratio of exchange will be 0.925 shares of Mitsui Mining per share of the Company. After the Stock Exchange, all outstanding shares of the Company will be held by Mitsui Mining, and the shareholders of the Company will be shareholders of Mitsui Mining.

As a result, the Company, as one of the Mitsui Mining Group companies, will be in a position to enhance our product development ability, cost competitiveness and global product supply capability by capitalizing on the advantages of both companies and building on the synergy of operations. In addition, we are confident that we will be able to respond to automakers' needs and make a solid corporate foundation by pursuing an optimal business system through development investment and efficient use of domestic/foreign networks of the two companies.

We would appreciate it if you would consent to the objectives of the Stock Exchange and provide us with your approval of the Stock Exchange Agreement.

(2) The content of the Stock Exchange Agreement

The content of the Stock Exchange Agreement is as follows:

Stock Exchange Agreement (Copy)

Mitsui Mining and Smelting Company, Limited (hereinafter referred to as "Mitsui") and OHI SEISAKUSHO CO., LTD. (hereinafter referred to as "Ohi") enter into this Stock Exchange Agreement (hereinafter referred to as the "Agreement") as follows:

Article 1 (Stock exchange)

For the purpose of Mitsui becoming a 100% holding company of Ohi and Ohi becoming a wholly owned subsidiary of Mitsui, Mitsui and Ohi shall execute the stock exchange by the procedure provided for in Articles 352 to 363 of the Commercial Code.

Article 2 (Shares to be issued and allotment thereof for the Stock Exchange)

1 Mitsui shall issue 13,660,375 common shares for the stock exchange, and allot 13,685,375 common shares which is the sum of the above issued shares and 25,000 common shares which are held by Mitsui as treasury stock to the Shareholders of Ohi (hereinafter includes beneficial shareholders) registered on the final list of shareholders (hereinafter includes the list of beneficial shareholders) on the preceding day of the closing date of the stock exchange with the ratio of 1 common share of Ohi held by Ohi's shareholders to 0.925 common share of Mitsui.

2 The initial date in reckoning of the dividend for the shares allotted to the shareholders registered on the final list of shareholders on the preceding day of the closing date of the stock exchange subject to the preceding clause shall be 1st of April, 2003.

Article 3 (The amount of capital to be increased and the capital surplus reserved to be increased)

The amount of capital of Mitsui to be increased and the capital surplus reserved of Mitsui to be increased is as follows:

(1) Mitsui shall not increase its amount of capital.

(2) The amount of the capital surplus reserved of Mitsui shall be the amount calculated by the following formula:

$$\text{The amount of net assets existing on the closing date of the stock exchange} \times \frac{\text{The number of shares to be transferred to Mitsui by the stock exchange}}{\text{The number of outstanding shares of Ohi}} - \text{The book value of treasury stock mentioned in the preceding Article which are held by Mitsui}$$

Article 4 (The General shareholders meeting approving the stock exchange)

1 Ohi shall convene an extraordinary general shareholders meeting (hereinafter referred to as the "Approving Meeting of the Stock Exchange Agreement") on 25th of February, 2003 and request a resolution for the approval of this Agreement and any other issues necessary for the stock exchange. Provided, however, that the date of the Approving Meeting of the Stock Exchange Agreement may be altered upon the consultation between Mitsui and Ohi if it is necessary to proceed with the stock exchange or for any other reasons.

2 Subject to Article 358 Clause 1 of the Commercial Code, Mitsui shall execute the stock exchange without the approval of this Agreement at the general shareholders meeting.

Article 5 (The closing date of the stock exchange)

The closing date of the stock exchange shall be 1st of April, 2003. Provided, however, that it may be altered upon the consultation between Mitsui and Ohi if it is necessary to proceed with the stock exchange or for any other reasons.

Article 6 (The management of the companies' assets, etc.)

From the conclusion of this Agreement until the closing date of the stock exchange, Mitsui and Ohi shall undertake conducting their respective businesses and the control and management of their assets with the care of a good manager, and shall consult with each other before undertaking any act that shall seriously affect their respective assets or rights and obligations.

Article 7 (The term of officers who assumed their post before the closing date of Stock Exchange)

The term of directors and statutory auditors who assumed their post before the closing date of stock exchange shall be the term in the event that the stock exchange subject to this Agreement did not take place.

Article 8 (The amendment of the Articles of Incorporation of Ohi)

Ohi shall request the approval of the resolution deleting Article 9 (Record Date) of the Articles of Incorporation of Ohi at the Approving Meeting of the Stock Exchange Agreement provided for in Article 4 Clause 1.

Article 9 (Mutual Cooperation)

Mitsui and Ohi shall cooperate with each other to readily complete the stock exchange. Mitsui and Ohi shall proceed with the review of the definite plan for development of their automobile equipment businesses after the closing of the stock exchenge upon mutual consultation.

Article 10 (Dividends)

Mitsui and Ohi may distribute dividends to the shareholders or registered pledgees who are registered on the final list of shareholders on 31st of March, 2003 within the following limits:

(1) regarding Mitsui, 5 Yen per 1 share, aggregate amount 2,934,022,315 Yen

(2) regarding Ohi, 5 Yen per 1 share, aggregate amount 73,975,000 Yen

Article 11 (Amendment of the terms of the Stock Exchange or termination of the Agreement)

After the conclusion of this Agreement, if the financial standing or management situation of Mitsui or Ohi have changed seriously by the closing date of the stock exchange, Mitsui and Ohi may amend the stock exchange ratio or any other contents of the Agreement upon the mutual consultation between Mitsui and Ohi. Further, this Agreement may be terminated if it is impossible to achieve the purpose of the stock exchange by amendment of the contents of the Agreement.

Article 12 (Validity of this Agreement)

The Agreement shall become invalid in case that the approval of the Agreement was not obtained at the Approving Meeting of the Stock Exchange Agreement provided for in Article 4.

Article 13 (Matters not provided for)

Any matter not provided for in the Agreement shall be decided between Mitsui and Ohi upon consultation in good faith.

IN WITNESS WHEREOF, the Agreement has been executed in duplicate, Mitsui and Ohi retaining each copy thereof.

December 25th , 2003

Mitsui Mining and Smelting Company, Limited
11-1, 1-chome, Oosaki, Shinagawa-ku, Tokyo

____

Shimpei Miyamura
President and Representative Director

OHI SEISAKUSHO CO., LTD.
14-7, I-chome, Maruyama, Isogo-ku, Yokohama city, Kanagawa Prefecture

____

Masaru Naramura
President and Representative Director

(3) The account regarding the Stock Exchange Ratio provided in Article 354, Clause 1, Item 2 of the Commercial Code of Japan

The content of the ''documents in which the reasons with respect to the matter concerning allotment of shares to the shareholders of a company becoming a wholly owned subsidiary company are stated'' provided in Article 354, Clause 1, Item 2 of the Commercial Code of Japan is as follows:

Statement of Reasons for Determination of Stock Exchange Ratio (copy)

We anticipate entering into a Stock Exchange Agreement with Mitsui Mining and Smelting Company, Limited (hereinafter referred to as "Mitsui") and a stock exchange ratio was agreed and fixed as follows:

1. As well as conducting due diligence and interviews of Mitsui personnel, we requested that Mizuho Securities Co., Ltd. (hereinafter referred to as "Mizuho") calculate an exchange ratio for the purpose of having a negotiation between Mitsui and our self to fix the stock exchange ratio.

2. Mizuho performed its analysis based on the average of the closing market prices of shares, by comparing similar companies and utilizing the discounted cash flow (DCF) method for our company, while comparing similar companies for Mitsui. Mizuho then calculated the stock exchange ratio by taking all these factors into account, and it presented the results to us on November 25, 2002, indicating a range of exchange ratios allotting one (1) of our shares from 0.835 to 0.998 Mitsui shares (note 1).

3. As mentioned above, we were keenly engaged in the negotiations and

consultations outlined in the memorandum regarding the proposed stock exchange, and we have agreed with Mitsui that 0.925 shares of Mitsui shall be allotted to one (1) of our shares, based on the results of the above-noted valuation by Mizuho. We signed the Memorandum of the Stock Exchange (hereinafter referred to as the "Memorandum") after obtaining the approval of the Board of Directors of each party, on November 26, 2003.

Thereafter, we requested that Mizuho confirm the validity of the stock exchange ratio again at the time of making our final decision to execute the transaction, in order to fix the stock exchange ratio provided in the stock exchange agreement below. Mizuho confirmed, with both the top management of Mitsui and us, that were any material change to occur after the execution of the Memorandum, such substantial conditions would be accounted for in the final stock exchange ratio. Therefore, Mizuho re-performed its analysis based on the same methods outlined above, after confirming the decision of each party regarding the effects from the perspective of finance. As a result, Mizuho presented us with results that show the range from 0.889 to 0.989 shares of Mitsui per one (1) of our shares as the appropriate range of stock exchange ratios on December 24, 2002.

Both parties signed the Stock Exchange Agreement (hereinafter referred to as the "Agreement") including that 0.925 shares of Mitsui shall be allotted to one (1) share of Ohi (hereinafter referred to as the "Stock Exchange Rate") on December 25, 2003 upon approval of the Board of Directors of each party. However, provided that, we have agreed we may amend the Stock Exchange Rate or any other conditions in the Agreement, or terminate it, upon discussion between the parties in case of material change in asset conditions or management conditions before the closing date of stock exchange from the execution date of the Agreement.

4. Further, we received an opinion from Mizuho on December 25, 2002 to the effect that the Stock Exchange Ratio is reasonable from a financial

point of view under the same conditions as outlined in clause 3 above.

(note 1)

Mizuho has calculated the reasonable range of the stock exchange ratios for allotting shares of Mitsui per one (1) share of Ohi by comparing the share value of one (1) of our shares per share value of one (1) share of Mitsui, assuming this stock exchange has taken place. The summary of each analysis method by Mizuho is described below. In the meantime, Mizuho believes that focusing on a specific valuation method or creating a specific ratio on each valuation method in this case would result in defective valuation of the company. Therefore, Mizuho has presented us the results of the range of stock exchange ratios based on a multiple analysis and total decision through each of the valuation methods. Further, the valuation of the range of the Stock Exchange Ratios is based on the financial documents submitted by both parties and the results of interviews with both parties, etc.

(1) Analysis based on the average of the closing market prices of shares:

Mizuho analyzed the movements of share price and share trade of our shares on JASDAQ and Mitsui's shares on the Tokyo Stock Exchange within the past one (1) year, while they analyzed the movement of share price index on the Tokyo Stock Exchange. Thereupon, they analyzed the price of our shares and of Mitsui's shares estimated by the average of share prices in periods of three (3) weeks, one (1) month, two (2) months, three (3) months, six (6) months, nine (9) months and twelve (12) months for each of the periods ending on November 22, 2002 and December 20, 2002.

(2) Analysis by comparing similar companies:

Regarding comparisons with similar companies to us or Mitsui, Mizuho has analyzed the share price of our shares and of Mitsui's shares based on the business value and share value of each party, calculated by analyzing the ratio of the business value (amount of current share price + book value of net interest debt + equity held by minority shareholders) to EBITDA (Earning Before Interest, Tax, Depreciation and Amortization) of each party based on the public information contained in the financial statements of similar companies.

(3) Analysis based by discounted cash flow (DCF) method:

Mizuho analyzed our share price by estimating future free cash flow based on the valuation of financial perspective which we submitted and by applying a discount rate based on the analysis of weighted averages of capital costs, etc.

1-14-7, Maruyama-cho, Isogo-ku
Yokohama city, Kanagawa pref.
Ohi Seisakusho CO., LTD.
Representative Director
Masaru Naramura (seal)

(4) The content of the balance sheets and profit and loss statements of the companies conducting the stock exchange provided in Article 354, Clause 1, Item 3 to 6 of the Commercial Code of Japan.

(i) The balance sheets and profit and loss statements of us prepared within six (6) months prior the date of this general shareholders meeting

Interim Balance Sheet for FY 2002
(As of September 30, 2002)

(Unit: One thousand yen)

Item	Amount
(ASSETS)	
Current assets:	(16,051,692)
Cash on hand and bank deposits	2,908,778
Notes receivable - trade	152,533
Accounts receivable - trade	8,660,800
Securities	165,050
Finished Products	559,626
Raw materials	294,273
Products in process	687,578
Stored goods	122,597
Prepaid expenses	29,269
Short-term loans	1,065,980
Accounts due	1,104,331
Deferred tax assets	267,763

Other current assets	42,976
Allowance for doubtful accounts	Δ9,863
Fixed assets:	(19,116,877)
Tangible fixed assets:	(11,734,836)
Buildings	2,394,174
Structures	280,866
Machinery and equipment	2,865,592
Cars and vehicles	9,905
Tools, furniture and fixtures	1,451,173
Land	4,526,234
Construction in progress	206,889
Intangible fixed assets:	(195,629)
Leasehold	120,307
Software	73,086
Other intangible assets	2,235
Investment, etc.	(7,186,410)
Investment securities	2,736,667
Shares of subsidiaries	3,554,544
Investment in subsidiaries	375,468
Long-term loans	385,714
Other investments, etc.	162,562
Allowance for doubtful accounts	Δ28,546
Total Assets	35,168,570

Item	Amount
(LIABILITIES)	
Current liabilities:	(11,642,072)
Notes payable - trade	941,900
Accounts payable - trade	3,938,410
Short-term borrowings	4,210,000
Long-term borrowings (to be repaid within one year)	800,000
Accounts payable - other	760,447
Consumption tax payable	34,700
Accrued expenses	33,530
Deposits received	63,587
Deposits from employees	130,101
Allowance for bonuses	504,000
Notes payable for facilities	85,500
Accounts payable for facilities	139,895
Fixed liabilities:	(4,723,609)
Bonds	1,000,000
Long-term borrowings	990,000
Allowance for employees' retirement Benefits	1,819,061
Allowance for officers' retirement Benefits	124,000
Deferred tax liabilities	757,840
Long-term accounts payable	32,707
Total Liabilities	16,365,682
(SHAREHOLDERS' EQUITY)	
Capital stock	2,766,750
Capital surplus	(3,052,842)
Legal capital reserve	3,052,842
Earned surplus	(12,410,064)
Legal earned surplus	271,900
Voluntary earned surplus	11,960,708
Interim unappropriated retained earnings	177,455
(Interim retained earnings)	(Δ103,629)
Difference in evaluation of securities	573,818
Treasury stock	Δ586
Total Shareholders' Equity	18,802,888
Total liabilities and shareholders' equity	35,168,570

Interim Statement of Income for FY 2002

(From April 1, 2002 to September 30, 2002)

(Unit: one thousand yen)

Item	Amount
<Section of Ordinary Income>	
Operating income section:	
(Operating income)	19,171,652
Sales	19,117,652
(Cost of operation)	19,040,542
Cost of sales	17,452,264
Selling, general and administrative expenses	1,588,277
Operating income	131,110
Non-operating income section:	
(Non-operating income)	234,898
Interest earned and dividends	69,034
Other non-operating income	165,863
(Non-operating expenses)	144,305
Interest payable	39,801
Bond interest	13,656
Other non-operating expenses	90,847
Ordinary income	221,703
<Section of Extraordinary Income and losses>	
(Extraordinary income)	189,200
Profit from disposal of fixed assets	14,480
Other extraordinary income	174,719
(Extraordinary losses)	587,383
Loss from disposal of fixed assets	61,790
Other extraordinary loss	525,592
Interim earnings before taxes	Δ176,480
Corporation tax, resident tax and enterprise tax	Δ72,850
Interim retained earning	Δ103,629
Retained earnings brought forward from previous term	281,084
Interim unappropriated retained earnings	177,455

1. Summary of Significant Accounting Policies

(1) Bases and methods used for the valuation of securities

Bonds to be held until maturity: Amortized cost method

Other securities
* Securities with fair market value: Fair market value method at the end of this semiannual period
(The total of valuation differences (the profit or loss resulting from valuation differences) is credited or charged directly to equity, and sales cost was calculated at the moving average cost method)
* Securities without fair market value: Moving average cost method
Shares of subsidiaries: Moving average cost method

(2) Bases and methods used for the valuation of inventories

Finished products, raw materials and products in process: Average cost method

Stored goods: Last purchase price method

(3) Depreciation method used for tangible fixed assets

Declining balance method

With respect to molds under tools, furniture and fixtures, and buildings (excluding accessory equipment) obtained on and after April 1, 1998, the straight line method is used.

(4) Treatment of deferred assets

Difference of bond issue cost is depreciated in the same amount for the redemption period of said debenture.

(5) Base for accounting for allowance

Allowance for doubtful accounts
In order to cover the losses due to uncollectible accounts receivable, the Company accounted for the estimated uncollectible amount by calculating it based on collection performance for ordinary loans and by examining individually possible uncollectible amount for specific loans such as prospective doubtful loans.

Allowance for bonuses
In order to pay employees' bonuses, the Company accounted for the amount incurred in this fiscal year out of the future estimated amount.

Allowance for employees' retirement benefits
In order to pay employees' retirement benefits, the Company

accounted for the estimated amount of retirement benefit claims and pension assets at the end of this fiscal year.

With respect to the balance upon change in accounting standard (¥987,420,000), the Company charged it in the same amount for 15 years as expense.

Any mathematical difference is charged to expense in the following fiscal year using the straight line method for the prescribed number of years (eighteen years) within the average remaining years of employment as incurred.

Allowance for directors' retirement benefits

In order to pay directors' retirement benefits, the Company accounted for the amount required to pay at the year end based on the internal rules, which is the allowance set forth in Article 287-2 of the Commercial Code.

(6) Accounting procedures for lease transactions

With respect to finance lease transactions other than those in which the title to the lease property is deemed to pass to the lessee, the Company adopted the accounting procedures similar to those for the ordinary lease transaction.

(7) Accounting procedures for consumption taxes

Accounting procedures for consumption tax and local consumption tax are tax excluded.

2. Notes to the interim balance sheet and income statement

(1)

Short-term monetary claims against subsidiaries	¥2,178,561,000
Short-term monetary liabilities against subsidiaries	¥454,501,000

(2) Accumulated depreciation of tangible fixed assets
¥31,709,714,000

(3) Major assets under lease agreement:
Mainly computers and CAD

(4) Secured assets

Buildings and structures	¥1,848,500,000
Machinery and equipment	¥2,157,812,000
Land	¥3,932,601,000
Investment securities	¥452,000,000

(5) Significant assets in foreign currency

Investment securities	¥617,455,000 (NT$175,186,000)
Shares of subsidiaries	¥2,839,944,000 (US$2,100,000)

(6) Guarantee obligation
¥4,070,678,000

(7) Net assets set forth in Article 290 Paragraph 1(6) of the Commercial Code ¥573,818,000

(8) Interim loss per share for this semiannual period ¥7.01

(9) Volume of transaction with subsidiaries

Sales amount	¥1,815,414, 000
Purchase amount	¥1,547,908,000
Transactions other than business trading	¥31,717,000

(10) Figures less than ¥1,000 are discarded on the interim balance sheet and interim statement of income.

[Additional information]

(Interim balance sheet)

Based on the revision of "Rules on interim balance sheet, etc.", the Company prepared the "Shareholders' Equity" in the interim balance sheet according to the revised Rules on interim balance sheet, etc.

(ii) The balance sheets and profit and loss statements of Mitsui Mining and Smelting Co., LTD. prepared within six (6) months prior to the date of this general shareholders meeting

Interim Balance Sheet for FY 2002

(Unit: One million yen) (As of September 30, 2002)

Item	Amount
(ASSETS)	
Current assets:	(112,609)
Cash on hand and bank deposits	16,879
Notes receivable - tarade	2,314
Accounts receivable - trade	41,733
Finished products	9,295
Accessory goods	100
Semi-finished products and products in	10,583

Process	18,068
Raw materials	
Stored goods	643
Advanced money	1,654
Prepaid expenses	1,475
Accounts due and advances	5,293
Short-term loans	3,377
Deferred tax assets	1,285
Derivative credits	621
Deferred hedge loss	481
Other current assets	176
Allowance for doubtful accounts	Δ1,373
Fixed assets:	(128,686)
Tangible fixed assets:	(59,895)
Buildings	33,234
Structures	10,695
Machinery and equipment	102,342
Cars and vehicles	812
Tools, furniture and fixtures	8,606
Land	18,825
Construction in progress	689
Accumulated depreciation	Δ115,310
Intangible fixed assets:	(969)
Rights	969
Investment, etc.	(67,822)
Investment securities	13,548
Shares of subsidiaries	36,356
Long-term loans	16,919
Deferred tax assets	5,611
Other investments, etc.	2,142
Allowance for doubtful accounts	Δ6,756
Total Assets	241,296

Item	Amount
(LIABILITIES)	
Current liabilities:	(104,885)
Accounts payable - trade	13,128
Short-term borrowings	51,481
Bonds (redeemable within one year)	5,000
Convertible bonds (redeemable within one Year)	13,371
Accounts payable - other	5,905
Consumption tax payable	942
Corporate tax payable	1,831
Accrued expenses	372
Advances received	169
Deposits received	9,355
Allowance for bonuses	2,381
Derivative liabilities	490
Deferred hedge profit	453
Fixed liabilities:	(53,704)
Long-term borrowings	42,665
Allowance for employees' retirement Benefits	8,889
Allowance for officers' retirement Benefits	540
Allowance for prevention of mining-induced Pollution	123
Allowance for loss of related companies	1,106
Other fixed liabilities	379
Total Liabilities	158,590
(SHAREHOLDERS' EQUITY)	
Capital stock	42,129
Capital surplus	(18,570)
Legal capital reserve	18,570
Earned surplus	(21,818)
Legal earned surplus	2,406
Voluntary earned surplus	12,493
Reserve for advanced depreciation by	1,493
reduction of book value of assets	11,000
Other reserve	6,918
Unappropriated retained earnings for the period	(2,064)
(Retained earnings)	196
Difference in evaluation of stock	Δ9
Treasury stock	
Total Shareholders' Equity	82,705
Total liabilities and shareholders' equity	241,296

(Note) Figures less than one million yen are discarded.

Interim Statement of Income for FY 2002

(From April 1, 2002 to September 30, 2002)

(Unit: one million yen)

Item	Amount
<Section of Ordinary Income>	
Operating income section:	
(Operating income)	
Sales	135,677
(Cost of operation)	
Cost of sales	117,306
Selling, general and administrative expenses	12,093
Total	129,399
Operating income	6,278
Non-operating income section:	
(Non-operating income)	
Interest earned and dividends	567
Other non-operating income	1,278
Total	1,846
(Non-operating expenses)	
Interest payable	800
Other non-operating expenses	880
Total	1,680
Ordinary income	6,443
<Section of Extraordinary Income and loss>	
(Extraordinary income)	
Profit from sale of fixed assets	45
Profit from sale of golf-club membership	7
Profit from withdrawal from allowance for doubtful accounts	16
Total	69
(Extraordinary losses)	
Loss from disposal of fixed assets	784
Indemnity and compensation	270
Loss from valuation of securities	153
Loss from sale of shares of subsidiaries	9
Loss from valuation of golf-club membership	0
Transfer to allowance for doubtful accounts	350
Write-off of balance upon transfer to accounting standard for retirement benefits	1,444
Total	3,014
Interim earnings before taxes	3,497
Corporation tax, resident tax and enterprise tax	1,983
Corporation tax, etc. for adjustment	Δ549
Interim retained earning	2,064
Retained earnings brought forward from previous term	4,854
Interim unappropriated retained earnings	6,918

(Note) Figures less than one million yen are discarded.

<Summary of Significant Accounting Policies>

1. Bases and methods used for the valuation of assets

(1) Securities

Securities are evaluated in accordance with the accounting standards for financial instruments.

Shares of subsidiaries and affiliated companies: Average cost method

Other securities
* Securities with fair market value: Fair market value method at the end of this semiannual period (the profit or loss resulting from valuation differences) is credited or charged directly to equity, and sales cost was calculated at the average cost method)
* Securities without fair market value: Average cost method

(2) Inventories

Metals & Minerals Sector:
Copper, zinc and lead system: Last-in, first-out cost method

Precious metals system: First-in, first-out cost method
Copper Foil Division: Moving average cost method
Ceramic Division, Perlite Division: Average cost method
Other divisions: Last-in, first-out cost method

2. Derivative transactions

Derivative transactions are evaluated at fair market value using the accounting standards for financial instruments.

3. Depreciation method used for fixed assets

(1) Tangible fixed assets
Mainly at the declining balance method

(2) Intangible fixed assets
Straight line method

4. Treatment of deferred assets

Debenture issue cost is charged to expense as incurred.

5. Conversion of monetary claims and liabilities in foreign currency

Monetary claims and liabilities in foreign currency are accompanied by the amount converted to the Japanese yen using the spot exchange rate at the end of this semiannual period.

6. Accounting for of allowance

(1) Allowance for doubtful accounts

In order to cover the loss due to uncollectible accounts receivable, the Company accounts for the estimated uncollectible amount by calculating it based on collection performance for ordinary loans and by examining individually possible uncollectible amount for specific loans such as prospective doubtful loans.

(2) Allowance for bonuses

In order to pay employees' bonuses, the Company accounts for the amount incurred in this semiannual period out of the future estimated amount.

(3) Allowance for employees' retirement benefits

In order to pay employees' retirement benefits, the Company accounts for the amount deemed to have incurred at the end of this semiannual period based on the retirement benefit claims and estimated pension assets at the end of this semiannual period.

With respect to the balance upon change in accounting standard (¥14,449 million), the Company accounts for the amount prorated for five years as expense.

The Company accounts for the past service claims equivalent amount using the straight line method for the prescribed number of years (two years) within the average remaining years of employment charged to expense as incurred.

Any mathematical difference is charged to expense in the relevant fiscal year as incurred.

(4) Allowance for directors' retirement benefits

In order to pay directors' retirement benefits, the Company accounts for the standard amount based on the internal rules, which is the allowance set forth in Article 287-2 of the Commercial Code.

(5) Allowance for prevention of mining-induced pollution

In order to pay the expenses required for prevention of mining-induced pollution, the Company accounts for the required amount, which is the allowance set forth in Article 287-2 of the Commercial Code.

(6) Allowance for loss of related companies

In order to cover the business loss of subsidiaries and

related companies, the Company accounts for the required amount considering financial situation of said companies, which is the allowance set forth in Article 287-2 of the Commercial Code.

7. Accounting procedures for consumption taxes are tax excluded.

(Notes to the balance sheet)

1. Guarantee obligation

	Total guarantee	Amount borne by the Company
Debt guarantee	¥19,523 million	¥17,317 million
Reservation for debt guarantee	¥31,478 million	¥31,429 million

2. Secured assets

Tangible fixed asset	¥37,560 million
Investment securities	¥1,162 million
Shares of subsidiaries	¥6,200 million

3. Convertible bond

Brand	Balance	Conversion price	Initial conversion price
First series unsecured convertible bond (with the clause of downward adjustment of conversion price and the special clause for concurrent rank among convertible bonds)	¥13,371 million	¥485.80	¥489.00

4. Earnings per share for this semiannual period ¥3.69

The company adopted "Accounting standards for earnings per share" (Financial accounting standards No. 2) and "Guidelines for application of accounting standard for earnings per share" (Guidelines for Financial Accounting Standards No.4) in this semiannual period.

5. Net asset increased by ¥196 million based on the valuation at fair market value of securities. Said amount is restricted to appropriate to dividends pursuant to Article 290 Paragraph 1(6) of the Commercial Code.

(Additional information)

The Company adopted "Accounting standard concerning treasury stock and withdrawal of legal reserve" (Financial accounting standards No. 1) in this semiannual period. Effect of such change on the income and loss of this semiannual period is minor.

The Company prepared the part "Shareholders' Equity" for the interim balance sheet for this semiannual period in accordance with the Enforcement Rules of Commercial Code. With this change, we recorded "treasury stock" (current asset ¥0 million) that was accounted for in the Shareholders' Equity in the previous semiannual period as deduction in the Shareholders' Equity this period.

(iii) Our last balance sheets and profit and loss statements

Balance Sheet for FY 2002

(As of March 31, 2002)

(Unit: One thousand yen)

Item	Amount
(ASSETS)	
Current assets:	(16,318,171)
Cash on hand and bank deposits	3,541,319
Notes receivable - trade	165,932
Accounts receivable - trade	8,107,945
Securities	176,350
Finished products	520,962
Raw materials	256,909
Products in process	600,745
Stored goods	74,147
Prepaid expenses	35,003
Short-term loans	1,899,996
Accounts due	725,116
Deferred tax assets	182,240
Other current assets	55,971
Allowance for doubtful accounts	Δ24,468
Fixed assets:	(19,662,746)
Tangible fixed assets:	(12,009,824)
Buildings	2,432,617
Structures	294,616
Machinery and equipment	3,021,838
Cars and vehicles	8,249
Tools, furniture and fixtures	1,510,027
Land	4,499,505
Construction in progress	242,969
Intangible fixed assets:	(222,940)
Leasehold	134,415
Software	86,247
Other intangible assets	2,277
Investment, etc.	(7,429,981)

Investment securities	3,400,508
Shares of subsidiaries	3,121,957
Investment in subsidiaries	189,068
Long-term loans	392,654
Other investments, etc.	354,971
Allowance for doubtful accounts	Δ29,179
Deferred assets:	(89)
Discount on bond	89
Total Assets	35,981,006

Item	Amount
(LIABILITIES)	
Current liabilities:	(11,916,929)
Notes payable - trade	848,500
Accounts payable - trade	3,652,268
Short-term borrowings	3,510,000
Long-term borrowings to be repaid within one year	800,000
Bonds redeemable within one year	1,000,000
Accounts payable - other	811,550
Corporate tax payable	189,840
Consumption tax payable	56,371
Accrued expenses	36,690
Deposits received	19,519
Deposits from employees	153,255
Allowance for bonuses	580,000
Notes payable for facilities	56,500
Accounts payable for facilities	202,432
Fixed liabilities:	(5,005,412)
Long-term borrowings	1,390,000
Allowance for employees' retirement Benefits	2,656,810
Allowance for officers' retirement Benefits	117,100
Deferred tax liabilities	800,858
Long-term accounts payable	40,643
Total Liabilities	16,922,341
(SHAREHOLDERS' EQUITY)	
Capital stock	2,766,750
Capital surplus	(3,324,742)
Legal capital reserve	3,052,842
Legal earned surplus	271,900
Earned surplus	(12,334,261)
Reserve for margin from replacement of Assets	2,369,132
Other reserve	9,470,000
Unappropriated retained earnings	495,129
(Retained earnings)	(227,948)
Difference in evaluation	633,224
Treasury stock	Δ313
Total Shareholders' Equity	19,058,664
Total liabilities and shareholders' equity	35,981,006

Statement of Income for FY 2002

(From April 1, 2002 to March 31, 2002)

(Unit: one thousand yen)

Item	Amount
<Section of Ordinary Income>	
Operating income section:	
(Operating income)	36,573,384
Sales	36,573,384
(Cost of operation)	36,254,778
Cost of sales	33,093,948
Selling, general and administrative expenses	3,160,830
Operating income	318,605
Non-operating income section:	
(Non-operating income)	395,034
Interest earned and dividends	137,734
Other non-operating income	257,299
(Non-operating expenses)	270,158
Interest payable	99,296
Bond interest	29,000
Other non-operating expenses	141,862
Ordinary income	443,481
<Section of Extraordinary Income and losses>	
(Extraordinary income)	175,469
Profit from disposal of fixed assets	133,150
Other extraordinary income	42,318
(Extraordinary losses)	253,869
Loss from disposal of fixed assets	25,889
Other extraordinary loss	227,979
Earnings before taxes	365,082
Corporation tax, resident tax and enterprise tax	254,915
Corporation taxes, etc. for adjustment	117,782
Retained earning	227,948
Retained earnings brought forward from previous term	267,181
Unappropriated retained earnings	495,129

1. Summary of Significant Accounting Policies

(1) Bases and methods used for the valuation of securities

Bonds to be held until maturity: Amortized cost method

Other securities
* Securities with fair market value: Fair market value method at the end of the term
(the profit or loss resulting from valuation differences) is credited or charged directly to equity, and sales cost was calculated at the moving average cost method)
* Securities without fair market value: Moving average cost method
Shares of subsidiaries: Moving average cost method

(2) Bases and methods used for the valuation of inventories

Finished products, raw materials and products in process: Average cost method

Stored goods: Last purchase price method

(3) Depreciation method used for tangible fixed assets

Declining balance method

With respect to molds under tools, furniture and fixtures, and buildings (excluding accessory equipment) obtained on and after April 1, 1998, the straight line method is used.

(4) Treatment of deferred assets

Difference of bond issue cost is depreciated in the same amount for the redemption period of said debenture.

(5) Base for accounting for allowance

Allowance for doubtful accounts
In order to cover the loss due to uncollectible accounts receivable, the Company accounted for the estimated uncollectible amount by calculating it based on collection performance for ordinary loans and by examining individually possible uncollectible amount for specific loans such as prospective doubtful loans.

Allowance for bonuses
In order to pay employees' bonuses, the Company accounted for the amount incurred in this fiscal year out of the future estimated amount.

Allowance for employees' retirement benefits
In order to pay employees' retirement benefits, the Company accounted for the estimated amount of retirement benefit claims

and pension assets at the end of this fiscal year.

With respect to the balance upon change in accounting standard (¥987,420,000), the Company charged it in the same amount for 15 years as expense.

Any mathematical difference is charged to expense in the following fiscal year using the straight line method for the prescribed number of years (eighteen years) within the average remaining years of employment as incurred.

Allowance for directors' retirement benefits

In order to pay directors' retirement benefits, the Company accounted for the amount required to pay at the year end based on the internal rules, which is the allowance set forth in Article 287-2 of the Commercial Code.

(6) Accounting procedures for lease transactions

With respect to finance lease transactions other than those in which the title to the lease property is deemed to pass to the lessee, the Company adopted the accounting procedures similar to those for the ordinary lease transaction.

(7) Accounting procedures for consumption taxes

Accounting procedures for consumption tax and local consumption tax are tax excluded.

2. Notes to the balance sheet and income statement

(1)

Short-term monetary claims against subsidiaries	¥1,259,092,000
Short-term monetary liabilities against subsidiaries	¥374,336,000

(2) Accumulated depreciation of tangible fixed assets
¥31,566,265,000

(3) Major assets under lease agreement:
Mainly computers and CAD

(4) Secured assets

Buildings and structures	¥1,868,679,000
Machinery and equipment	¥2,120,068,000
Land	¥3,932,601,000
Investment securities	¥139,460,000

(5) Significant assets in foreign currency

Investment securities	¥688,482,000

	(NT$175,186,000)
Shares of subsidiaries	¥2,412,357,000 (US$20,544,000)

(6) Guarantee obligation
¥4,435,489,000

(7) Net assets set forth in Article 290 Paragraph 1(6) of the Commercial Code ¥633,224,000

(8) Earnings per share for this semiannual period ¥15.41

(9) Treatment of notes maturing at year-end

As the end of this fiscal year was a bank holiday, the following notes maturing at the end of this year are treated as having been cleared on said maturity date.

Notes receivable	¥26,410,000
Notes payable	¥308,500,000
Notes payable for facilities	¥17,500,000

(10) Volume of transaction with subsidiaries

Sales amount	¥2,615,270, 000
Purchase amount	¥3,523,963,000
Transactions other than business trading	¥42,488,000

(11) Figures less than ¥1,000 are discarded on the balance sheet and interim statement of income.

[Additional information]

Based on the revision of "Rules on balance sheet, income statement, sales report and schedule thereof of a joint stock company", the Company recorded "treasury stock" that was accounted for in the Liquid Assets in the previous year at the end of the Shareholders' Equity this year by deducting such amount.

(iv) The last balance sheets and profit and loss statements of Mitsui Mining and Smelting Co., LTD.

Balance Sheet for FY 2001

(Unit: One million yen) (As of March 31, 2002)

Item	Amount
(ASSETS) Current assets:	(105,699)

Cash on hand and bank deposits	8,238
Notes receivable - trade	3,137
Accounts receivable - trade	42,137
Finished products	9,420
Accessory goods	89
Semi-finished products and products in	11,298
Process	19,075
Raw materials	
Stored goods	680
Advanced money	593
Prepaid expenses	1,203
Accounts due and advances	4,702
Short-term loans	3,747
Deferred tax assets	1,169
Derivative credits	956
Deferred hedge loss	669
Other current assets	128
Allowance for doubtful accounts	Δ1,550
Fixed assets:	(130,833)
Tangible fixed assets:	(62,190)
Buildings	33,268
Structures	10,677
Machinery and equipment	105,487
Cars and vehicles	817
Tools, furniture and fixtures	8,361
Land	18,823
Construction in progress	931
Accumulated depreciation	Δ116,177
Intangible fixed assets:	(1,090)
Rights	1,090
Investment, etc.	(67,552)
Investment securities	13,895
Shares of subsidiaries	36,287
Long-term loans	16,764
Deferred tax assets	4,994
Other investments, etc.	2,116
Allowance for doubtful accounts	Δ6,507
Total Assets	236,533

Item	Amount
(LIABILITIES)	
Current liabilities:	(94,266)
Accounts payable - trade	14,947
Short-term borrowings	49,423
Commercial paper	3,000
Bonds (redeemable within one year)	5,000
Accounts payable - other	6,419
Consumption tax payable	819
Corporate tax payable	1,167
Accrued expenses	515
Advances received	789
Deposits received	8,138
Allowance for bonuses	2,520
Derivative liabilities	644
Deferred hedge profit	880
Fixed liabilities:	(58,517)
Convertible bonds	13,371
Long-term borrowings	34,171
Allowance for employees' retirement Benefits	8,882
Allowance for officers' retirement Benefits	519
Allowance for prevention of mining-induced Pollution	120
Allowance for loss of related companies	1,106
Other fixed liabilities	405
Total Liabilities	152,783
(SHAREHOLDERS' EQUITY)	
Capital stock	42,129
Capital surplus	(20,976)
Legal capital reserve	18,570
Legal earned surplus	2,406
Earned surplus	(20,194)
Voluntary earned surplus	10,709
Reserve for advanced depreciation	1,592
Reserve for overseas exploration	116
Other reserve	9,000
Unappropriated retained earnings for the year	9,485
(Retained earnings)	(5,260)
Difference in evaluation	452
Treasury stock	Δ4
Total Shareholders' Equity	83,749
Total liabilities and shareholders' equity	236,533

(Note) Figures less than one million yen are discarded.

Statement of Income for FY 2002

(From April 1, 2001 to March 31, 2002)

(Unit: one million yen)

Item	Amount
<Section of Ordinary Income>	
Operating income section:	
(Operating income)	
Sales	256,383
(Cost of operation)	
Cost of sales	222,878
Selling, general and administrative expenses	22,420
Total	245,298
Operating income	11,085
Non-operating income section:	
(Non-operating income)	
Interest earned and dividends	2,137
Other non-operating income	2,223
Total	4,361
(Non-operating expenses)	
Interest payable	1,987
Other non-operating expenses	1,849
Total	3,873
Ordinary income	11,609
<Section of Extraordinary Income and loss>	
(Extraordinary income)	
Profit from sale of fixed assets	1,307
Profit from sale of investment securities	18
Profit from sale of shares of subsidiaries	4,962
Profit from sale of golf-club membership	27
Profit from withdrawal from allowance for doubtful accounts	452
Total	6,768
(Extraordinary losses)	
Loss from disposal of fixed assets	473
Indemnity and compensation	1,013
Loss from valuation of securities	1,102
Loss from extinction of shares of subsidiaries	3
Loss from valuation of shares of subsidiaries	859
Loss from valuation of golf-club membership	4
Loss from doubtful accounts	70
Transfer to allowance for doubtful accounts	3,502
Write-off of balance upon transfer to accounting standard for retirement benefits	2,889
Total	9,920
Earnings before taxes	8,456
Corporation tax, resident tax and enterprise tax	4,934
Corporation tax, etc. for adjustment	Δ1,738
Retained earnings	5,260
Retained earnings brought forward from previous term	4,224
Unappropriated retained earnings	9,485

(Note) Figures less than one million yen are discarded.

<Summary of Significant Accounting Policies>

1. Bases and methods used for the valuation of assets

(1) Securities

Securities are evaluated in accordance with the accounting standards for financial instruments.

Shares of subsidiaries and affiliated companies: Average cost method

Other securities
* Securities with fair market value: Fair market value method at the end of this fiscal year
(The total of valuation differences (the profit or loss resulting from valuation differences) is credited or charged directly to equity ("entire method"), and sales cost was calculated at the average cost method)
* Securities without fair market value: Average cost method

(2) Inventories

Metals & Minerals Sector:
Copper, zinc and lead system: Last-in, first-out cost method

Precious metals system: First-in, first-out cost method
Copper Foil Division: Moving average cost method
Ceramic Division, Perlite Division: Average cost method
Other divisions: Last-in, first-out cost method

In this fiscal year, the Company changed the base and method for accounting for inventories in the Copper Foil Division from the last-in, first-out cost method to the moving average cost method. As a result of this change, compared with the case using the conventional base, sales cost decreased by ¥44 million and operating income, ordinary income and net income before income taxes increased by the same amount.

2. Derivative transactions

Derivative transactions are evaluated at fair market value using the accounting standards for financial instruments.

3. Depreciation method used for fixed assets

(1) Tangible fixed assets
Mainly at the declining balance method

In this fiscal year, the Company changed the depreciation method for some of the Copper Foil Division (Third Plant) from the straight line method to the declining balance method. As a result of this change, compared with the case using the conventional method, depreciation increased by ¥310 million and operating income, ordinary income and net income before income taxes decreased by the same amount.

(2) Intangible fixed assets
Straight line method

4. Treatment of deferred assets

Debenture issue cost is charged to expense as incurred.

5. Conversion of monetary claims and liabilities in foreign currency

Monetary claims and liabilities in foreign currency are accompanied by the amount converted to the Japanese yen using the spot exchange rate at the end of this fiscal year.

6. Accounting for of allowance

(1) Allowance for doubtful accounts

In order to cover the loss due to uncollectible accounts receivable, the Company accounts for the estimated uncollectible amount by calculating it based on collection performance for ordinary loans and by examining individually possible uncollectible amount for specific loans such as prospective doubtful loans.

(2) Allowance for bonuses

In order to pay employees' bonuses, the Company accounts for the amount incurred in this fiscal year out of the future estimated amount.

(3) Allowance for employees' retirement benefits

In order to pay employees' retirement benefits, the Company account for the amount deemed to have incurred at the end of this fiscal year based on the retirement benefit claims and estimated pension assets at the end of this fiscal year.

With respect to the balance upon change in accounting standard (¥14,449 million), the Company accounts for the amount prorated for five years as expense.

The Company accounts for the past service claims using the straight line method for the prescribed number of years (two years) within the average remaining years of service of the employees charged to expense as incurred.

Any mathematical difference is charged to expense in the relevant fiscal year as incurred.

(4) Allowance for directors' retirement benefits

In order to pay directors' retirement benefits, the Company accounts for the standard amount based on the internal rules, which is the allowance set forth in Article 287-2 of the Commercial Code.

(5) Allowance for prevention of mining-induced pollution

In order to pay the expenses required for prevention of mining-induced pollution, the Company accounts for the required amount, which is the allowance set forth in Article 287-2 of the Commercial Code.

(6) Allowance for loss of related companies

In order to cover the business loss of subsidiaries and related companies, the Company accounts for the required amount considering financial situation of said companies, which is the allowance set forth in Article 287-2 of the Commercial Code.

In this fiscal year, the Company changed the allowance for investment loss to the allowance for loss of related companies based on the Audit Committee Report No. 71 "Auditing concerning the allowance for investment loss of subsidiaries' shares".

7. Accounting procedures for consumption taxes are tax excluded.

(Notes to the balance sheet)

1. Monetary claims and liabilities against subsidiaries

Short-term monetary claims	¥14,570 million
Long-term monetary claims	¥17,008 million
Short-term monetary liabilities	¥16,188 million
Long-term monetary liabilities	¥4 million

2. Significant assets and liabilities in foreign currency

Cash on hand and bank deposits	¥114 million	(US$747,000, etc.)
Accounts receivable - trade	¥1,366 million	(US$7,925,000, etc.)
Short-term loans	¥932 million	(US$7,000,000, etc.)
Investment securities	¥105 million	(NT$16,030,000, etc.)
Shares of subsidiaries	¥19,576 million	(NT$1,160,000,000, US$20,050,000, 95,937,000 Euro, etc.
Accounts payable - trade	¥1,418 million	(US$10,646,000, etc.)
Short-term borrowings	¥6,668 million	(US$50,044,000, etc.)

3. Guarantee obligation

	Total guarantee	Amount borne by the Company
Debt guarantee	¥19,394 million	¥17,425 million
Reservation for debt guarantee	¥34,016 million	¥33,917 million

4. Secured assets

Tangible fixed asset	¥40,929 million
Investment securities	¥2,159 million
Shares of subsidiaries	¥6,387 million

5. Convertible bond

Brand	Balance	Conversion price	Initial conversion price
First series unsecured convertible bond (with the clause of downward adjustment of conversion price and the special clause for concurrent rank among convertible bonds	¥13,371 million	¥485.80	¥489.00

6. Notes maturing at the end of this fiscal year are settled the account as of the date of clearing. As the end of this fiscal year was a bank holiday, notes receivable matured on the end of this year in the amount of ¥31 million is included in the ending balance.

7. Earnings per share for this fiscal year ¥9.41

(They are calculated based on the average number of shares outstanding (the number of shares deducted by the number of treasury stock)

8. Net asset increased by ¥452 million based on the valuation at fair market value of securities. Said amount is restricted to appropriate to dividends pursuant to Article 290 Paragraph 1(6) of the Commercial Code.

(Notes to the Income Statement)

1. Volume of transaction with subsidiaries

Sales amount	¥28,292 million
Purchase amount	¥79,350 million
Transactions other than business trading	¥5,959 million

(Additional information)

Based on the revision of "Rules on balance sheet, income statement, sales report and schedule thereof of a joint stock company", the Company recorded "treasury stock" (current asset ¥1 million) that was accounted for in the Assets in the previous year in the Shareholders' Equity this year by deducting such amount.

Item No. 2 on the Agenda:

Partial amendments to the Articles of Incorporation

(1) Reason for the amendment

Upon the approval of the Item No. 1 on the Agenda and execution of the stock exchange procedure, the Stock Exchange shall take place on April 1, 2003, and the shareholders shall become the shareholders of Mitsui Mining and Smelting Co., LTD (''Mitsui'').

As a result, Mitsui shall be our only shareholder at our 68th annual general shareholders meeting. Therefore, we propose the amendment of the Articles of Incorporation so that the shareholders on the day of the general shareholders meeting may execute their voting rights. This agenda shall be subject to the approval of Item No.1 ''Approval of the Stock Exchange Agreement with Mitsui Mining and Smelting Co., Ltd.'' on the Agenda.

Further, although the Articles of Incorporation of Mitsui provide that the shareholders who are registered or recorded on the last list of the shareholders every March 31, are authorized to execute their rights at the annual shareholders meeting of Mitsui as well, Mitsui has no intention to amend its Articles of Incorporation.

Therefore, the shareholders of Mitsui who are registered or recorded on the last list of shareholders on March 31, 2003, are expected to be authorized to execute their rights at the annual general shareholders meeting to be held in June 2003.

(2) The content of amendment

The current Articles of Incorporation and the proposed change of it are as follows:

(Underlined indicates the amended part)

The current Articles of Incorporation	The proposed change
(Record Date) Article 9 1.The company shall authorize the shareholders who are registered on the last list of shareholders (hereinafter, including substantial shareholders) on March 31 of each year, to execute their rights at the annual general shareholders meeting concerning the relevant fiscal year. 2.Other than the case stated in immediately preceding clause, the Board of Directors may appoint the record date by a resolution at the Board Meeting with a prior publication if necessary.	(Record Date) Article 9 (deleted) (deleted)
(new construction)	<u>The company, if it is necessary for the company to determine the shareholders or registered pledgees to execute their rights, authorizes the shareholders or registered pledgees to execute their rights who are registered or recorded on the last list of shareholders on a certain date stated previously by publication.</u>

End

Category:

Shareholder No.:

No. of Voting Right(s):

Voting Ballot

To: Ohi Seisakusho Co., Ltd.
14-7, Maruyama 1-chome
Isogo-ku, Yokohama-shi
Attn: General Affairs Dept.

I hereby exercise my voting right(s) as follows (please indicate by circling ''Assent'' or ''Dissent''), with respect to the items of agenda for the extraordinary general meeting of shareholders of your Company to be held on February 25, 2003.

February [ ], 2003

Item No. 1 on the Agenda	Item No. 2 on the Agenda
Assent	Assent
Dissent	Dissent

If no indication of assent or dissent is made for the above items of agenda, you will be deemed to have made an assent thereto.

Ohi Seisakusho Co., Ltd.

Seal impression

Notes:

· No postage stamp required.

· Please do not post this ballot after February 24, 2003.

------------------------------------ Detach here ------------------------------------

When you mail the voting ballot, please detach and keep this section before posting it.

Shareholder No.: ____
No. of voting right(s): ____
No. of shares held(*): ____ shares
(*) consisting of:
shares on the register of shareholders: ____ shares, and
shares on the register of beneficial shareholders: ____ shares.

Notes:

1. If attending the shareholders meeting in person, please submit the above voting ballot to the reception without detaching this section.
2. If you are unable to attend the meeting in person, please detach and return the voting ballot to reach the Company by the day prior to the date of the meeting.

Ohi Seisakusho Co., Ltd.